Exhibit 99.2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

KE Holdings Inc.

貝殼控股有限公司

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(Stock Code: 2423)

POLL RESULTS OF THE ANNUAL GENERAL MEETING AND CLASS MEETINGS HELD ON AUGUST 12, 2022

We refer to the Notice of Annual General Meeting (the “AGM”), the Notice of the Class A Meeting (the “Class A Meeting”) and the Notice of the Class B Meeting (the “Class B Meeting”, together with the Class A Meeting, the “Class Meetings”) dated June 30, 2022 (collectively, the “Notices”) and the circular to holders of the Company’s Shares (the “Shareholders”) dated June 30, 2022 (the “Circular”) of KE Holdings Inc. (the “Company”). Unless otherwise required by the context, capitalised terms used in this announcement shall have the same meanings as defined in the Circular and the Notices.

POLL RESULTS OF THE AGM AND THE CLASS MEETINGS

1.	Poll results of the AGM

The board of directors (the “Board”) of the Company is pleased to announce that the AGM held shortly after the Class B Meeting was concluded on August 12, 2022 at Oriental Electronic Technology Building, No. 2 Chuangye Road, Haidian District, Beijing, PRC. All resolutions at the AGM have been duly passed. As of the Share Record Date, the total number of issued Shares was 3,793,220,806 Shares, comprising 3,635,326,756 Class A ordinary shares and 157,894,050 Class B ordinary shares, which was the total number of shares entitling Shareholders to attend and vote in favour of, against or in abstention on the resolutions at the AGM. There was no Shareholder who was required to abstain from voting under the Listing Rules on any resolution proposed at the AGM, nor any Shareholder who was entitled to attend the AGM but was required to abstain from voting in favour of any resolution at the meeting pursuant to Rule 13.40 of the Listing Rules. No Shareholder has indicated in the Circular that he or she intends to vote against or in abstention in respect of any resolution proposed at the AGM.

Accordingly, the total number of shares of the Company entitling the holder to attend and vote on the resolutions numbered 1 to 8 at the AGM was 3,793,220,806 Shares, comprising 3,635,326,756 Class A ordinary shares and 157,894,050 Class B ordinary shares.

According to the Company’s Fifth Amended and Restated Memorandum and Articles of Association (the “Memorandum and Articles of Association”) and the Interim Undertaking, (i) with regard to the resolutions 1, 2, 3, 4(a)(i), 4(b), 5, 6 and 7, each Class A ordinary share shall entitle its holder to one vote and each Class B ordinary share shall entitle its holder to ten votes on a poll at the AGM; and (ii) with regard to the resolutions 4(a)(ii) and 8, each Class A ordinary share and each Class B ordinary share shall entitle its holder to one vote on a poll at the AGM.

In accordance with the provisions of the Listing Rules, voting on the resolutions at the AGM was conducted by way of poll. The voting results in respect of the resolutions proposed at the AGM are set out as follows:

SPECIAL RESOLUTIONS			NUMBER OF VOTES CAST AND PERCENTAGE (%)			TOTAL NUMBER OF VOTING SHARES	TOTAL NUMBER OF VOTES CAST
			FOR[1]	AGAINST	ABSTAIN[2]
1.	THAT subject to the passing of the Class-based Resolution at the Class A Meeting and Class B Meeting, the Memorandum and Articles of Association be amended and restated by their deletion in their entirety and by the substitution in their place of the Amended Memorandum and Articles in the form as set out in Part A of Appendix I to the Circular, by incorporating the Class-Based Resolution and the Non-Class-Based Resolution and THAT the Board be authorized to deal with on behalf of the Company the relevant filing and amendments (where necessary) procedures and other related issues arising from the amendments to the Memorandum and Articles.	Class A ordinary shares	3,436,341,039 (99.967899%)	1,103,454 (0.032101%)	1,940,998 (–)	3,437,444,493	3,437,444,493
		Class B ordinary shares	1,578,940,500 (100.000000%)	0 (0.000000%)	0 (–)	157,894,050	1,578,940,500
		TOTAL NUMBER (CLASS A & CLASS B)	5,015,281,539 (99.978003%)	1,103,454 (0.021997%)	1,940,998 (–)	3,595,338,543	5,016,384,993
	The resolution has been duly passed as a special resolution with over two-thirds of valid votes held by Shareholders (including proxies) attending the AGM cast in favour thereof.

[1]	In accordance with the Company’s undertaking in the section headed “Waivers – Waiver in relation to the Articles of Association of the Company” in the Listing Document, the Company exercised the discretionary proxy it has under the Deposit Agreement governing the ADSs to vote certain underlying Class A ordinary shares represented by ADSs (whose holder did not give voting instructions to the Depositary) in favour of all resolutions in the AGM.

[2]	According to the Companies Act (As Revised) of the Cayman Islands and the Memorandum and Articles of Association, the Shares in abstention do not need to be calculated as votes.

SPECIAL RESOLUTIONS			NUMBER OF VOTES CAST AND PERCENTAGE (%)			TOTAL NUMBER OF VOTING SHARES	TOTAL NUMBER OF VOTES CAST
			FOR[1]	AGAINST	ABSTAIN[2]
2.	THAT if the Class-Based Resolution is not passed at either the Class A Meeting or the Class B Meeting, the Memorandum and Articles of Association be amended and restated by their deletion in their entirety and by the substitution in their place of the Amended Memorandum and Articles in the form as set out in Part B of Appendix I to the Circular, by incorporating the Non-Class-Based Resolution and THAT the Board be authorized to deal with on behalf of the Company the relevant filing and amendments (where necessary) procedures and other related issues arising from the amendments to the Memorandum and Articles.	Class A ordinary shares	Not applicable as the Class-based Resolution is passed at both the Class A Meeting and the Class B Meeting
Class B ordinary shares
TOTAL NUMBER (CLASS A & CLASS B)

ORDINARY RESOLUTIONS			NUMBER OF VOTES CAST AND PERCENTAGE (%)			TOTAL NUMBER OF VOTING SHARES	TOTAL NUMBER OF VOTES CAST
			FOR[1]	AGAINST	ABSTAIN[2]
3.	To receive, consider, and adopt the audited consolidated financial statements of the Company as of and for the year ended December 31, 2021 and the report of the auditor thereon.	Class A ordinary shares	3,432,908,751 (99.984728%)	524,337 (0.015272%)	5,952,403 (–)	3,433,433,088	3,433,433,088
		Class B ordinary shares	1,578,940,500 (100.000000%)	0 (0.000000%)	0 (–)	157,894,050	1,578,940,500
		TOTAL NUMBER (CLASS A & CLASS B)	5,011,849,251 (99.989539%)	524,337 (0.010461%)	5,952,403 (–)	3,591,327,138	5,012,373,588
	The resolution has been duly passed as an ordinary resolution with a simple majority of valid votes held by Shareholders (including proxies) attending the AGM cast in favour thereof.
4(a) (i)	To re-elect Mr. Jeffrey Zhaohui Li as a non-executive Director.	Class A ordinary shares	3,082,201,159 (89.667072%)	355,182,371 (10.332928%)	2,001,961 (–)	3,437,383,530	3,437,383,530
		Class B ordinary shares	1,578,940,500 (100.000000%)	0 (0.000000%)	0 (–)	157,894,050	1,578,940,500
		TOTAL NUMBER (CLASS A & CLASS B)	4,661,141,659 (92.919469%)	355,182,371 (7.080531%)	2,001,961 (–)	3,595,277,580	5,016,324,030
	The resolution has been duly passed as an ordinary resolution with a simple majority of valid votes held by Shareholders (including proxies) attending the AGM cast in favour thereof.
4(a) (ii)	To re-elect Ms. Xiaohong Chen as an independent non-executive Director.	Class A ordinary shares	3,361,138,113 (97.780041%)	76,309,923 (2.219959%)	1,937,455 (–)	3,437,448,036	3,437,448,036
		Class B ordinary shares	157,894,050 (100.000000%)	0 (0.000000%)	0 (–)	157,894,050	157,894,050
		TOTAL NUMBER (CLASS A & CLASS B)	3,519,032,163 (97.877534%)	76,309,923 (2.122466%)	1,937,455 (–)	3,595,342,086	3,595,342,086
	The resolution has been duly passed as an ordinary resolution with a simple majority of valid votes held by Shareholders (including proxies) attending the AGM cast in favour thereof.

ORDINARY RESOLUTIONS			NUMBER OF VOTES CAST AND PERCENTAGE (%)			TOTAL NUMBER OF VOTING SHARES	TOTAL NUMBER OF VOTES CAST
			FOR[1]	AGAINST	ABSTAIN[2]
4(b).	To authorize the Board to fix the remuneration of the Directors.	Class A ordinary shares	3,437,375,202 (99.997916%)	71,649 (0.002084%)	1,938,640 (–)	3,437,446,851	3,437,446,851
		Class B ordinary shares	1,578,940,500 (100.000000%)	0 (0.000000%)	0 (–)	157,894,050	1,578,940,500
		TOTAL NUMBER (CLASS A & CLASS B)	5,016,315,702 (99.998572%)	71,649 (0.001428%)	1,938,640 (–)	3,595,340,901	5,016,387,351
	The resolution has been duly passed as an ordinary resolution with a simple majority of valid votes held by Shareholders (including proxies) attending the AGM cast in favour thereof.
5.	To grant a general mandate to the Directors to issue, allot, and deal with additional Class A ordinary shares of the Company not exceeding 20% of the total number of issued Shares of the Company as of the date of passing of this resolution.	Class A ordinary shares	2,840,042,715 (82.620656%)	597,406,029 (17.379344%)	1,936,747 (–)	3,437,448,744	3,437,448,744
		Class B ordinary shares	1,578,940,500 (100.000000%)	0 (0.000000%)	0 (–)	157,894,050	1,578,940,500
		TOTAL NUMBER (CLASS A & CLASS B)	4,418,983,215 (88.090916%)	597,406,029 (11.909084%)	1,936,747 (–)	3,595,342,794	5,016,389,244
	The resolution has been duly passed as an ordinary resolution with a simple majority of valid votes held by Shareholders (including proxies) attending the AGM cast in favour thereof.

ORDINARY RESOLUTIONS			NUMBER OF VOTES CAST AND PERCENTAGE (%)			TOTAL NUMBER OF VOTING SHARES	TOTAL NUMBER OF VOTES CAST
			FOR[1]	AGAINST	ABSTAIN[2]
6.	To grant a general mandate to the Directors to repurchase Shares and/or ADSs of the Company not exceeding 10% of the total number of issued Shares of the Company as of the date of passing of this resolution.	Class A ordinary shares	3,434,087,295 (99.903719%)	3,309,546 (0.096281%)	1,988,650 (–)	3,437,396,841	3,437,396,841
		Class B ordinary shares	1,578,940,500 (100.000000%)	0 (0.000000%)	0 (–)	157,894,050	1,578,940,500
		TOTAL NUMBER (CLASS A & CLASS B)	5,013,027,795 (99.934025%)	3,309,546 (0.065975%)	1,988,650 (–)	3,595,290,891	5,016,337,341
	The resolution has been duly passed as an ordinary resolution with a simple majority of valid votes held by Shareholders (including proxies) attending the AGM cast in favour thereof.
7.	To extend the general mandate granted to the Directors to issue, allot, and deal with additional Shares in the capital of the Company by the aggregate number of the Shares and/or Shares underlying the ADSs repurchased by the Company.	Class A ordinary shares	2,830,635,288 (82.348252%)	606,760,446 (17.651748%)	1,989,757 (–)	3,437,395,734	3,437,395,734
		Class B ordinary shares	1,578,940,500 (100.000000%)	0 (0.000000%)	0 (–)	157,894,050	1,578,940,500
		TOTAL NUMBER (CLASS A & CLASS B)	4,409,575,788 (87.904311%)	606,760,446 (12.095689%)	1,989,757 (–)	3,595,289,784	5,016,336,234
	The resolution has been duly passed as an ordinary resolution with a simple majority of valid votes held by Shareholders (including proxies) attending the AGM cast in favour thereof.
8.	To re-appoint PricewaterhouseCoopers as auditor of the Company to hold office until the conclusion of the next annual general meeting of the Company and to authorize the Board to fix their remuneration for the year ending December 31, 2022.	Class A ordinary shares	3,437,437,944 (99.999804%)	6,738 (0.000196%)	1,940,809 (–)	3,437,444,682	3,437,444,682
		Class B ordinary shares	157,894,050 (100.000000%)	0 (0.000000%)	0 (–)	157,894,050	157,894,050
		TOTAL NUMBER (CLASS A & CLASS B)	3,595,331,994 (99.999813%)	6,738 (0.000187%)	1,940,809 (–)	3,595,338,732	3,595,338,732
	The resolution has been duly passed as an ordinary resolution with a simple majority of valid votes held by Shareholders (including proxies) attending the AGM cast in favour thereof.

2.	Poll results of the Class A Meeting

The Board is pleased to announce that the Class A Meeting was held at 10:00 a.m., Beijing time, on August 12, 2022 at Oriental Electronic Technology Building, No. 2 Chuangye Road, Haidian District, Beijing, PRC. The resolution at the Class A Meeting has been duly passed.

As of the Share Record Date, the Company had a total of 3,635,326,756 Class A ordinary shares in issue, which was the total number of shares entitled to vote on the resolution at the Class A Meeting. There was no Shareholder who was required to abstain from voting under the Listing Rules on the resolution proposed at the Class A Meeting, nor any Shareholder who was entitled to attend the Class A Meeting but was required to abstain from voting in favour of the resolution at the meeting pursuant to Rule 13.40 of the Listing Rules. No person has indicated in the Circular that he or she intends to vote against or in abstention in respect of the resolution proposed at the Class A Meeting.

Shareholders and Shareholders’ proxies attending the Class A Meeting held a total of 3,407,351,291 Class A ordinary shares, representing 93.728887% of the total number of Class A ordinary shares in the Company carrying voting rights.

The voting results in respect of the resolution proposed at the Class A Meeting are set out as below:

SPECIAL RESOLUTION		FOR[1]		AGAINST		ABSTAIN
		NUMBER OF SHARES	PERCENTAGE (%)	NUMBER OF SHARES	PERCENTAGE (%)	NUMBER OF SHARES	PERCENTAGE (%)
1.	To consider and approve the Class- Based Resolution to amend and restate the Memorandum and Articles.	3,403,536,574	93.623952%	1,102,479	0.030327%	2,712,238	0.074608%
	The resolution has been duly passed as a special resolution with approval by holders of over two-thirds of the issued Class A ordinary shares.

[1]	In accordance with the Company’s undertaking in the section headed “Waivers – Waiver in relation to the Articles of Association of the Company” in the Listing Document, the Company exercised the discretionary proxy it has under the Deposit Agreement governing the ADSs to vote certain underlying Class A ordinary shares represented by ADSs (whose holder did not give voting instructions to the Depositary) in favour of the resolution in the Class A Meeting.

3.	Poll results of the Class B Meeting

The Board is pleased to announce that the Class B Meeting held shortly after the Class A Meeting was concluded on August 12, 2022 at Oriental Electronic Technology Building, No. 2 Chuangye Road, Haidian District, Beijing, PRC. The resolution at the Class B Meeting has been duly passed.

As of the Share Record Date, the Company had a total of 157,894,050 Class B ordinary shares in issue, which was the total number of shares entitled to vote on the resolution at the Class B Meeting. There was no Shareholder who was required to abstain from voting under the Listing Rules on the resolution proposed at the Class B Meeting, nor any Shareholder who was entitled to attend the Class B Meeting but was required to abstain from voting in favour of the resolution at the meeting pursuant to Rule 13.40 of the Listing Rules. No person has indicated in the Circular that he or she intends to vote against or in abstention in respect of the resolution proposed at the Class B Meeting.

Shareholders and Shareholders’ proxies attending the Class B Meeting held a total of 157,894,050 Class B ordinary shares, representing 100.000000% of the total number of Class B ordinary shares in the Company carrying voting rights.

The voting results in respect of the resolution proposed at the Class B Meeting are set out as below:

SPECIAL RESOLUTION		FOR		AGAINST		ABSTAIN
		NUMBER OF SHARES	PERCENTAGE (%)	NUMBER OF SHARES	PERCENTAGE (%)	NUMBER OF SHARES	PERCENTAGE (%)
1.	To consider and approve the Class- Based Resolution to amend and restate the Memorandum and Articles.	1,578,940,500	100.000000%	0	0.000000%	0	0.000000%
	The resolution has been duly passed as a special resolution with approval by holders of over two-thirds of issued Class B ordinary shares.

The Company’s share registrar in Hong Kong, Computershare Hong Kong Investor Services Limited, acted as the scrutineer for the vote-taking at the AGM and the Class Meetings.

All directors of the Company, namely Mr. Yongdong Peng, Mr. Yigang Shan, Mr. Tao Xu, Mr. Wangang Xu, Mr. Jeffrey Zhaohui Li, Ms. Xiaohong Chen, Mr. Hansong Zhu and Mr. Jun Wu attended the AGM and the Class Meetings, either in person or by electronic means.

By Order of the Board
KE Holdings Inc.
Yongdong Peng
Chairman and Chief Executive Officer

Hong Kong, August 12, 2022

As of the date of this announcement, the board of directors of the Company comprises Mr. Yongdong Peng, Mr. Yigang Shan, Mr. Tao Xu and Mr. Wangang Xu as executive Directors, Mr. Jeffrey Zhaohui Li as a non-executive Director, and Ms. Xiaohong Chen, Mr. Hansong Zhu and Mr. Jun Wu as independent non-executive Directors.